UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant's name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2025, Agroz Inc. (the “Company”) determined to terminate Marcum Asia CPAs LLP (“MarcumAsia”) as its independent registered public accounting firm. The reports of MarcumAsia regarding the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except each report contained an explanatory paragraph related to the Company’s ability to continue as a going concern.

On November 18, 2025, the Company’s Board of Directors and Audit Committee participated in and approved the decision to change the Company’s independent registered public accounting firm.

During the Company’s fiscal years ended in December 31, 2024 and December 31, 2023, and the subsequent interim period through November 18, 2025, there were (i) no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MarcumAsia would have caused MarcumAsia to make reference to the subject matter of the disagreements in connection with its report, and (ii) no “reportable events,” as such term is defined in Item 16F of Form 20-F, other than the material weaknesses as reported in its Form 20-F filed with the SEC on May 22, 2025. Such material weaknesses related to (i) our lack of effective information technology (“IT”) general controls (ITGC) (which are the basic set of controls for our IT systems, including applications, operating systems, databases, and IT infrastructure), (ii) our lack of sufficient financial reporting and accounting personnel with knowledge of IFRS and SEC reporting requirements, (iii) our inadequate segregation of duties on sale and customers’ data management, and (iv) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework.

The Company provided MarcumAsia with a copy of the disclosure in this Form 6-K and requested MarcumAsia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not MarcumAsia agrees with such disclosure. A copy of the letter provided by MarcumAsia is filed as Exhibit 16.1 to this Form 6-K.

Effective November 18, 2025, the Company appointed SFAI Malaysia PLT (“SFAI”) as its new independent registered public accounting firm. During the two fiscal years ended December 31, 2024 and December 31, 2023 and through November 18, 2025, the Company did not consult with SFAI regarding any of the following:

The application of accounting principles to a specific transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that SFAI concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or any matter that was subject of a disagreement , as that term is defined in Item 16F of Form 20-F.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
16.1	Letter from Marcum Asia CPAs LLP

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer
Date: November 26, 2025

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